EXHIBIT 99.1

ITEM 7   INFORMATION

Mario Ayub is the President of Minera Rio Tinto, S.A. de C.V. (“MRT”) and may be deemed to have voting and investment power over the securities of the Issuer held directly by MRT.  Mr. Ayub disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.